KICKY, INC.

FINANCIAL STATEMENTS

For the interim fiscal period ending June 30, 2022

(Unaudited)

KICKY, INC.

Balance Sheets

	6/30/2022	12/31/2021
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 26,533.93	-
TOTAL CURRENT ASSETS	26,533.93	-
TOTAL ASSETS	26,533.93	-
LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES		
Short-term loans from shareholders	1,184.04	-
TOTAL CURRENT LIABILITIES	1,184.04	-
LONG-TERM LIABILITIES		
Long-term business loans	50,000.00	-
TOTAL LONG-TERM LIABILITIES	50,000.00	-
SHAREHOLDERS' EQUITY		
Capital Stock (10,000,000 shares authorized, 8,000,000 shares issued and outstanding. $.00001 par value)	80.00	-
Retained earnings	-24,730.11	-
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	26,533.93	-

KICKY, INC.

Statement of Operations

		6/30/2022	12/31/2021
Operating income			
Sales	$	0.68	-
Cost of Goods Sold		30.32	-
Gross Profit		**-29.64**	-
Operating Expenses			
Advertising & Marketing		7,935.09	-
General business expense		55.81	-
Legal & Professional Services		7,000.00	-
Meals		1,118.09	-
Office expense		4,150.28	-
Travel		2,069.44	-
Commissions & fees		1,000.00	-
Contract labor		1,182.95	-
Payroll expense		9.67	-
Net Operating Income		**-24.550.97**	-
Other Expenses			
Vehicle expenses		179.14	
Net Income		**-24,730.11**	-

KICKY, INC.
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, MARCH 15, 2022 (INCEPTION)	**-**	**$ -**	**-**	**$ -**	**$**	**$ -**	**$ -**
Contributions	8,000,000	80.00	-	-	-	-	$ 80.00
Other comprehensive gain/(loss)	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	(24,730.11)	$ (24,730.11)
ENDING BALANCE, JUNE 30, 2022	**8,000,000**	**$ 80.00**	**-**	**-**	**-**	**(24,730.11)**	**$ 24,650.11**

KICKY, INC.
Statement of Cash Flows

	6/30/2022	12/312021
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	**(24,730.11)**	-
Change in short-term loans	1,184.04	-
Net Cash Flows From Operating Activities	**(23,546.07)**	-
Cash Flows From Financing Activities		
Long-term business loans	50,000.00	-
Common Stock	80.00	-
Net Cash Flows From Financing Activities	**50,080.00**	-
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	26,533.93	-
Cash at End of Period	26,533.93	-

KICKY, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the period ending 6/30/2022

1. ORGANIZATION AND PURPOSE

Kicky, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the period ending June 30, 2022 and December 31, 2021 the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.